Exhibit 99.1

BNY Trust Company of Canada Corporate Trust 1 York Street, 6th Floor Toronto, ON M5J 0B6

September 15, 2021

To:	All Canadian Securities Regulatory Authorities

CDS Clearing and Depository Services

Subject: Bell Canada

Dear Sir/Madam:

Pursuant to a request from the above-mentioned issuer, we advise of the following with respect to the upcoming special meeting of security holders:

Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	September 15, 2021
Record Date for Voting (if applicable):	September 15, 2021
Beneficial Ownership Determination Date:	September 15, 2021
Meeting Date:	November 12, 2021
Meeting Location:	Virtual Meeting
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered holders:	No
Issuer using notice-and-access for non-registered holders:	No
Notice-and-access stratification criteria:	No

Voting Security Details

Debentures 1976 Trust Indenture

Description	CUSIP Number
10% Debentures Series EH due 2041	N/A
9.7% Debentures Series EJ due 2032	078149DK4
9.25% Debentures Series EO due 2053	078149DN8
10% Debentures Series EU due 2054	078149DR9
7% Debentures Series EZ due 2027	078149DW8

Sincerely,

BNY TRUST COMPANY OF CANADA, Trustee